Orbsat Corp

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

December 10, 2020

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Michael C. Foland, Esq.

Re:	Request for Acceleration
Orbsat Corp - Registration Statement on Form S-1
Filed December 4, 2020
File No. 333-251159

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Orbsat Corp (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-251159) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30P.M., Washington, D.C. time, on December 15, 2020, or as soon thereafter as practicable.

Very truly yours,

Orbsat Corp

/s/ David Phipps
Name:	David Phipps
Title:	Chief Executive Officer